SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March 2005

ASAT Holdings Limited

(Exact name of Registrant as specified in its Charter)

14th Floor

138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):             .

On March 3, 2005, the Company issued a press release announcing its third quarter of fiscal year 2005 financial results. A copy of the press release is attached as Exhibit 99.1.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT HOLDINGS LIMITED

By:	/s/ ROBERT J. GANGE
Robert J. Gange Chief Financial Officer

Date: March 3, 2005

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INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press Release dated March 3, 2005, announcing third quarter of fiscal year 2005 financial results.

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Exhibit 99.1

ASAT Holdings Limited Reports Third Quarter Fiscal 2005 Financial Results

HONG KONG and PLEASANTON, Calif. – March 3, 2005 – ASAT Holdings Limited (Nasdaq: ASTT), a global provider of semiconductor package design, assembly and test services, today announced financial results for the third quarter of fiscal year 2005, ended Jan. 31, 2005. All financial information contained in this release was prepared in accordance with generally accepted accounting principles in the United States.

Net revenue in the third quarter of fiscal year 2005 was $47.3 million, compared with net revenue of $47.5 million in the second quarter of fiscal year 2005.

Net loss in the third quarter was $9.2 million, or a loss of $0.07 per American Depository Share (ADS). Third quarter net loss compares with a net loss of $9.7 million for the second quarter of fiscal 2005, or a loss of $0.07 per ADS. Second quarter net loss included a one-time charge of $700,000 associated with a headcount reduction of approximately 140 workers, primarily in the Company’s Hong Kong operations.

Start-up costs associated with the Company’s China facility in the third quarter were $2.4 million compared with start-up costs of $2.5 million in the previous quarter.

“We made substantial progress with our China transition plan during the third quarter, including increased revenue, equipment transfers, and human resources,” said Harry R. Rozakis, chief executive officer of ASAT Holdings Limited. “We ended the third quarter with five of our top ten customers in production in China. By the end of April 2005, we expect phase one will be in volume production and operating at nearly full utilization.”

Additional Third Quarter Results

•	Net revenue for assembly was $42.6 million

•	Net revenue for test was $4.7 million

•	Capital expenditures were $7.1 million

•	Cash at the end of the third quarter was $40.8 million

Outlook and Guidance

“There continues to be a lack of certainty in customer forecasts as we move into our fiscal fourth quarter. Residual weakness still exists in some specific end markets, and though inventories have come down it may be one more quarter before we see the industry normalize,” said Mr. Rozakis.

ASAT Holdings Ltd. Reports Third Quarter Fiscal 2005 Financial Results	Page 2 of 6

In the fourth quarter of fiscal 2005, ending April 30, 2005, the Company expects net revenue to be between $45 million and $48 million.

Conference Call and Webcast

ASAT Holdings Limited is scheduled to hold a conference call to discuss its third quarter fiscal 2005 financial results today at 9:00 a.m. ET/6:00 a.m. PT. To access the call, dial (973) 935-2100. A live webcast of the call will also be available via the investor relations section of the Company’s website at www.asat.com. A replay of the call will be available until March 17, 2005. To access the replay, dial (973) 341-3080. You will need to reference the passcode: 5717522.

ASAT Holdings Limited

ASAT Holdings Limited is a global provider of semiconductor package design, assembly and test services. With 15 years of experience, the Company offers a definitive selection of semiconductor packages and world-class manufacturing lines. ASAT’s advanced package portfolio includes standard and high thermal performance ball grid arrays, leadless plastic chip carriers, thin array plastic packages, system-in-package and flip chip. ASAT was the first company to develop moisture sensitive level one capability on standard leaded products. Today the Company has operations in the United States, Asia and Europe. ASAT, Inc. is a wholly owned subsidiary of ASAT Holdings Limited and the exclusive representative of ASAT for services in North America. For more information visit www.asat.com.

This news release contains statements and information that involve risks, uncertainties and assumptions. These statements and information constitute “forward-looking statements” within the meaning of federal securities laws including Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements, including statements regarding expected revenues in the current fiscal quarter and the remainder of the current fiscal year and the expected timing of normalization of the semiconductor industry, involve known and unknown risks, uncertainties, assumptions and other factors that could cause the actual performance, financial condition or results of operations of ASAT Holdings Limited to differ materially from those expressed or implied in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those contained in these statements as a result of a variety of factors, including conditions in the overall semiconductor market and economy, our progress in ramping the new China facility, acceptance and demand for the Company’s products and services, and operational and technological risks. The risks, uncertainties and other factors also include, among others, our ability to successfully implement our diversification strategy and our long-term growth strategy, our ability to continue to realize operational efficiencies and improvements to our cost structure, and those risks, uncertainties, assumptions and other factors stated in the section entitled “Risk Factors” in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on July 9, 2004. The forward-looking statements in this release reflect the current beliefs and expectations of the Company as of this date, and the Company undertakes no obligation to update these projections and forward-looking statements to reflect actual results or events or circumstances that occur after the date of this news release.

ASAT Holdings Ltd. Reports Third Quarter Fiscal 2005 Financial Results	Page 3 of 6

For further information, please contact:

Robert J. Gange	Jim Fanucchi
Chief Financial Officer	Summit IR Group Inc.
ASAT Holdings Limited	408.404.5400
852.2439.8788	ir@asat.com
bob_gange@asathk.com

ASAT Holdings Ltd. Reports Third Quarter Fiscal 2005 Financial Results	Page 4 of 6

Revenue Breakdown by Market Segment

	Three Months Ended
Market Segment	Jan. 31, 2005 % of Net Revenues	Oct. 31, 2004 % of Net Revenues
	(Unaudited)
Communications	53	54
Automotive/Industrial & Other	23	24
Consumer	16	13
PC/Computing	8	9

Revenue Breakdown by Region

	Three Months Ended
Region	Jan. 31, 2005 % of Net Revenues	Oct. 31, 2004 % of Net Revenues
	(Unaudited)
United States	84	84
Europe	9	10
Asia	7	6

Revenue Breakdown by Customer Type

	Three Months Ended
Customer Type	Jan. 31, 2005 % of Net Revenues	Oct. 31, 2004 % of Net Revenues
	(Unaudited)
Fabless	53	48
IDM	47	52

ASAT Holdings Ltd. Reports Third Quarter Fiscal 2005 Financial Results	Page 5 of 6

Summary financial data follows:

ASAT Holdings Limited

Consolidated Statements of Operations

(USD in thousands, except ADS and share data)

For the three months ended January 31, 2005, October 31, 2004 and January 31, 2004

and for the nine months ended January 31, 2005 and 2004

	Three Months Ended			Nine Months Ended
	January 31, 2005 (Unaudited)	October 31, 2004 (Unaudited)	January 31, 2004 (Unaudited)	January 31, 2005 (Unaudited)	January 31, 2004 (Unaudited)
Net Sales	47,300	47,527	59,596	150,376	151,685

Cost of sales (Note A)	45,421	45,237	47,182	139,443	124,688

Gross profit	1,879	2,290	12,414	10,933	26,997

Operating expenses:
Selling, general and administrative	6,381	6,646	6,688	19,746	18,194
Research and development	1,116	1,128	1,096	3,448	3,398
Reorganization expenses (Note B)	—	713	—	713	—
Facilities charge	—	—	—	—	306
Impairment of property, plant and equipment (Note C)	—	—	2,387	—	2,387

Total operating expenses	7,497	8,487	10,171	23,907	24,285

(Loss) Profit from operations	(5,618)	(6,197)	2,243	(12,974)	2,712
Other income, net	249	181	118	481	499
Interest expense:
- amortization of deferred charges	(242)	(231)	(245)	(708)	(711)
- third parties	(3,559)	(3,468)	(3,487)	(10,496)	(10,075)

Loss before income taxes	(9,170)	(9,715)	(1,371)	(23,697)	(7,575)
Income tax expense	—	—	(9)	(5)	(9)

Net Loss	(9,170)	(9,715)	(1,380)	(23,702)	(7,584)

Net loss per ADS:
Basic and diluted:
Net loss	$(0.07)	$(0.07)	$(0.01)	$(0.17)	$(0.06)

Basic and diluted weighted average number of ADS outstanding (Note D)	135,617,233	135,578,522	134,599,811	135,566,587	134,059,537

Net loss per ordinary share:

Basic and diluted:
Net loss	$(0.01)	$(0.01)	$(0.00)	$(0.03)	$(0.01)

Basic and diluted weighted average number of ordinary shares outstanding	678,086,165	677,892,610	672,999,055	677,832,935	670,297,685

Note A	Includes $326, $664 and $348 inventory write-down for the three months ended January 31, 2005, October 31, 2004 and January 31, 2004, respectively. Includes $1,668 and $1,024 inventory write-down for the nine months ended January 31, 2005 and 2004, respectively.

Note B	Includes a one-time charge associated with a headcount reduction of approximately 140 workers primarily in the Company’s Hong Kong operations in the three months ended October 31, 2004.

Note C	Represents $2,387 charge for the impairment of the Company’s excess property disposed of in February 2004.

Note D	Calculated by dividing the weighted average number of ordinary shares outstanding during the respective periods by five. Each ADS represents five ordinary shares.

ASAT Holdings Ltd. Reports Third Quarter Fiscal 2005 Financial Results	Page 6 of 6

ASAT Holdings Limited

Consolidated Balance Sheets

(USD in thousands)

As of January 31, 2005, October 31, 2004 and January 31, 2004

	January 31, 2005 (Unaudited)	October 31, 2004 (Unaudited)	January 31, 2004 (Unaudited)
ASSETS

Current assets:
Cash and cash equivalents	40,810	45,245	59,472
Accounts receivable, net	20,252	19,931	30,675
Restricted cash - 12.5% senior notes redemption (Note E)	—	—	111,035
Inventories	17,695	18,119	19,043
Prepaid expenses and other current assets	6,926	6,498	5,736

Total current assets	85,683	89,793	225,961

Property, plant and equipment, net (Note F)	108,117	109,844	104,011
Assets held for disposal, net	—	—	39
Deferred charges, net	5,969	5,762	8,900
Other non-current assets	2,960	1,659	—

Total assets	202,729	207,058	338,911

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	28,135	24,719	34,483
Accrued liabilities	8,049	12,891	13,004
Current portion of capital lease obligations	1,712	—	—
12.5% senior notes called for redemption	—	—	99,143

Total current liabilities	37,896	37,610	146,630

9.25% senior notes due 2011	150,000	150,000	150,000
Capital lease obligations, net of current portion	4,488	—	—

Total liabilities	192,384	187,610	296,630

Shareholders’ equity:

Common stock	6,853	6,849	6,824
Less: Repurchase shares at par	(71)	(71)	(71)
Additional paid-in capital	231,312	231,278	230,794
Deferred stock-based compensation	(555)	(617)	(981)
Accumulated other comprehensive loss	(196)	(163)	(122)
Accumulated deficit	(226,998)	(217,828)	(194,163)

Total shareholders’ equity	10,345	19,448	42,281

Total liabilities and shareholders’ equity	202,729	207,058	338,911

Note E	Represents cash deposited with trustee for the redemption of 12.5% senior notes due 2006 as of January 31, 2004. The 12.5% senior notes due 2006 were fully redeemed on February 25, 2004.

Note F	Includes equipment leased under capital leases with a cost of $6,540 and accumulated depreciation of $392 as of January 31, 2005. Depreciation is provided on a straight-line basis over the term of the leases.